SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

NOTICE OF ANNUAL GENERAL MEETING 2026

Prudential plc announces that its Notice of Meeting for the 2026 Annual General Meeting, to be held on Thursday, 28 May 2026 at 4.00pm Hong Kong/Singapore time (9.00am BST) at AIRSIDE, Level 11, 2 Concorde Road, Kai Tak, Kowloon, Hong Kong and simultaneously online, via the Lumi platform, is available to view on the Company's website at www.prudentialplc.com. A copy of the Notice of Meeting and a sample proxy card will also be available on the National Storage Mechanism at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism in due course.

Printed copies of the Notice of Meeting will today be posted to those shareholders who have requested to receive a paper copy.

Additional Information

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

Contact

Sylvia Edwards, Deputy Group Secretary, +44 7920 702682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 April 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas Clarkson

Thomas Clarkson
Group Company Secretary